UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 26, 2018	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On June 26, 2018, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held an annual general meeting of shareholders (the “Annual General Meeting”), at which time the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Company’s business report and fiscal year 2017 financial statements;

(2)	Earnings distribution plan for fiscal year 2017;

(3)	Capital reduction; and

(4)	Approval of release from the restrictions of a director from his non-compete restriction in accordance with Article 209 of Taiwan’s Company Act.

For each of matters (1) to (4) the resolutions approved were those previously proposed by the Board of Directors to shareholders in the 2018 Annual Shareholders’ Meeting Handbook, a copy of which is attached as Exhibit 99.4 to the Form 6-K (File No. 001-37928) of the Company, as filed with the U.S. Securities and Exchange Commission on May 23, 2018.

On matter (3), in connection with the approval of a capital reduction, the Company made public notice and individual notices to its creditors regarding the capital reduction in accordance with Taiwan’s Company Act, which requires that any creditor(s) of the Company objecting to the capital reduction shall notify the Company of the objection in writing within the period prescribed by the Company, which in this case for ChipMOS is from June 28, 2018 to July 28, 2018. The creditor(s) shall be deemed to have given approval of the capital reduction if no objection is raised by such creditor(s) within the stated period.

On matter (4), the Annual General Meeting resolved that the non-compete restriction on Yuh-Fong Tang, the Company’s independent director, be released in accordance with Article 209 of Taiwan’s Company Act, allowing Mr. Tang to concurrently serve as a consultant of Intelligent Silicon Solution Corporation. Under Paragraph 1, Article 209 of Taiwan’s Company Act, a director who engages in businesses on behalf of another person that is within the scope of the company’s business shall explain to the shareholders’ meeting the essential contents of such an act and obtain the approval of the shareholders’ meeting.